UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RADVISION LTD.
(Name of Subject Company)

RADVISION LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M8186910 5
(CUSIP Number of Class of Securities)

RAEL KOLEVSOHN
VICE PRESIDENT AND GENERAL COUNSEL
RADVISION LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL
+972-3-767-9394
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
+972-3-608-9999

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

        The name of the subject company is Radvision Ltd., an Israeli company (the “Company”). The address and telephone number of the principal executive offices of the Company are 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; telephone: +972-3-767-9394.

        The title of the class of equity securities to which this Statement relates is the Company’s Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”). As of April 15, 2009, there were 19,427,880 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.radvision.com. The information on the Company’s website should not be considered part of this Statement.

        This Statement relates to the offer by Mr. Zohar Zisapel (the “Purchaser”) to purchase from the Company’s shareholders 971,394 Ordinary Shares, which represents 5% of the outstanding Ordinary Shares, at a price of $6.30 per share, net to the seller in cash, less applicable withholding taxes, and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase and related letter of transmittal (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO dated April 30, 2009 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“SEC”). The Purchaser’s offer to purchase is filed as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related letter of transmittal is filed as Exhibit (a)(1)(B), to the Schedule TO (the “Letter of Transmittal”).

        This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

        The Schedule TO states that the address and telephone number of the principal executive offices of the Purchaser are 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; telephone: +972-3-767-9394.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchaser.

        The Purchaser is the Chairman of the Board of Directors of the Company (the “Board”).

        Certain information regarding compensation paid by the Company to its executive officers and directors, share ownership of the Company’s principal shareholders, executive officers and directors and related party transactions is included in Item 6.B.: Compensation, Item 6.E.: Share Ownership, Item 7.A.: Major Shareholders, and Item 7.B: Related Party Transactions of the Company’s Form 20-F filed with the SEC on March 25, 2009 (the “Form 20-F”), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

Based upon a determination by the Board, the Board is expressing no opinion and is remaining neutral with respect to the Offer. Each shareholder must make its own decision as to whether to tender its Ordinary Shares and, if so, how many Ordinary Shares to tender. The Purchaser has a conflict of interest in the Offer (as described in Item 3 above). In addition, Mr. Efraim Wachtel, a director of the Company, serves as the president and chief executive officer of RAD Data Communication Ltd., a company controlled by the Purchaser. Therefore, these two directors did not participate in the consideration of the Offer by the Board.

        Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each shareholder should carefully read the Offer and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the recent market prices of the Ordinary Shares, the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the shareholder deems relevant to its investment decision. The Board suggests that shareholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

—	Historical market prices of the Ordinary Shares: Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

—	Financial condition, results of operations, business and prospects of the Company: Shareholders should review the Company’s financial information set forth in the Form 20-F and other reports of the Company filed with the SEC; and

—	Certain U.S. and Israeli tax considerations related to the tender of the Ordinary Shares: Shareholders should review the tax information set forth in Section 5 of the Offer to Purchase (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”). This tax information has not been reviewed by the Company and is noted herein for reference purposes only.

        In addition, shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

        The Board resolved to express no opinion and remain neutral with respect to the Offer for the following reasons:

—	The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a shareholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances.

—	The Board does not have a recent valuation of the Company, and especially in light of the recent volatility of the capital markets, it is not feasible to obtain a definitive valuation of the Company necessary to form a basis for a recommendation within the applicable regulatory timeframe.

(c) Intent to Tender

        To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        During the past sixty (60) days, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

        As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, in order for the Purchaser to purchase outstanding Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly through a tender offer, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the company. Moreover, according to Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may effect another tender offer with respect to shares of the subject company or a merger with the subject company, unless they undertook to effect such transaction as part of the initial special tender offer.

Rights of Shareholders in the Offer

        As set forth in the Offer to Purchase, a shareholder will have no appraisal rights with respect to the Offer, and shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their shares or object to the Offer. Under Israeli law, it is a condition to the Offer that the aggregate number of shares tendered in the Offer is greater than the number of shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude shares held by it. In addition, as set forth in the Offer to Purchase, regardless of their initial response to the Offer, shareholders will be entitled to tender their Ordinary Shares pursuant to the Offer during an additional four calendar-day period commencing at the completion of the “Initial Offer Period”. During this four calendar-day period, shareholders who have tendered their Ordinary Shares pursuant to the Offer will have no withdrawal rights.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated April 30, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on April 30, 2009).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on April 30, 2009).

(e)(1)	Items 6.B., 6.E., 7.A. and 7.B of the Company’s Form 20-F for the year ended December 31, 2008 (filed with the SEC on March 25, 2009 and incorporated herein by reference).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 13, 2009

RADVISION LTD. By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn Vice President and General Counsel